SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
2/15/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,096,023

8. SHARED VOTING POWER
381,756

9. SOLE DISPOSITIVE POWER
1,467,779
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,467,779
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.87%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of American Strategic Income Portfolio Inc. III
("CSP" or the "Issuer").

Cusip  03009T101

The principal executive offices of CSP are located at

800 NICOLLET AVE
BC-MN-H05O
MINNEAPOLIS MN 55402


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs.Goldstein, Dakos and Samuels and certain related parties
(the Bulldog Parties) alleging that they violated Massachusetts law by operating a website containing information about certain unregistered investments and by sending an e-mail about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that his enforcement action violated 42 U.S.C. ss 1983 because, among other things, the Secretary did not have personal jurisdiction over them and it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court which subsequently upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC) unilaterally transferred the case to itself and on July 2, 2010 upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned ss 1983 lawsuit. In the ss 1983 lawsuit, the Secretary stipulated that the website and email in question did not concern an illegal transaction and were not misleading. Nevertheless, on September 26, 2009, the Superior Court ruled that the Secretary's enforcement action did not violate the Bulldog Parties' First Amendment rights. The Bulldog Parties filed an appeal of the Superior Court's ruling in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the ss 1983 lawsuit to itself.
On September 22, 2011 the SJC affirmed the Superior Court's ruling and declined to reconsider the Bulldog Parties' personal jurisdiction claim.

On October 5,2011 the Capital Markets and Government Sponsored Enterprises Subcommittee of the United States House of Representatives approved H.R.2167, the Private Company Flexibility and Growth Act which would permit privately held companies like Bulldog Investors to use advertisements and websites to solicit accredited investors for private offerings.Also, on February 1, 2012, the Bulldog Parties filed a petition for certiorari with the United States Supreme Court.

The litigation has not and will not have a financial effect on the Partnership as the General Partner of the Partnership has agreed to bear any costs in connection with this matter.

The Partnership had an investment in the GP for the purpose of acquiring and holding shares of Morgan Stanley High Yield Fund ("MSY") and for enhancing the value of its shares of MSY. On April 13, 2010, the GP was included as a defendant in the action captioned "Deborah Donaghue, Plaintiff vs. Morgan Stanley High Yield Fund (now known as Invesco High Yield Investments Fund, Inc.), Nominal Defendant, Bulldog Investors General Partnership and Phillip Goldstein, Defendants," in the United States District Court for the Southern District of New York (the "Action").
The Action sought disgorgement to MSY of all "short-swing profits", as such term is defined by Section 16(b) of the Securities and Exchange Act of 1934, realized by the Defendants with respect to MSY common stock. The Defendants consented to an order, which was issued on March 31, 2011, to disgorge their short-swing profits conditioned on their right to appeal the District Court's finding that the Plaintiff has standing. On April 26, 2011, the Defendants appealed to the United States Court of Appeals for the Second Circuit and a decision is pending. The total amount pre-paid by the GP amounted to $85,491, of which $22,703 was allocable to the Partnership.
The Partnership believes it will not incur any additional liability
(other than ancillary non-material expenses) because its legal fees are fixed and have been pre-paid.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to communicate with management about measures to enhance shareholder value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on October 31, 2011 there were 21,356,023 shares of common stock outstanding as of 08/31/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,467,779 shares of CSP or 6.81% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of CSP were purchased:

Date:		        Shares:		Price:

12/30/11		10,000		6.5100
01/03/12		21,117		6.5398
01/04/12		8,400		6.5200
01/06/12		7,500		6.5500
01/10/12		10,790		6.5500
01/13/12		33,887		6.5449
01/13/12		2,900		6.5500
01/17/12		13,557		6.5400
01/18/12		35,096		6.5407
01/19/12		12,572		6.5500
01/20/12		16,000		6.5388
01/23/12		100		6.5300
01/26/12		11,210		6.5900
01/27/12		302		6.5800
01/30/12		8,019		6.6055
02/02/12		3,632		6.7139
02/03/12		42,487		6.7334
02/06/12		24,325		6.7062
02/07/12		13,052		6.7262
02/08/12		9,400		6.7271
02/09/12		3,965		6.7500
02/10/12		24,621		6.7491
02/13/12		12,500		6.7460
02/14/12		18,350		6.7198
02/15/12		38,500		6.7244
02/16/12		15,428		6.7159
02/17/12		55,150		6.7545
02/21/12		49,851		6.7609
02/22/12		76,593		6.7749
02/23/12		71,849		6.7961
02/24/12		82,320		6.8206

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/27/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos